March 10, 2009

By Facsimile and Mail

(202) 772-9217

Mr. Jeffrey P. Riedler

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	DURECT Corporation
Registration Statement on Form S-3
File No. 333-155042
Filed on November 4, 2008

Dear Mr. Riedler:

On behalf of DURECT Corporation (the “Company”), this letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-3 (File No. 333-155042) (the “Registration Statement”). On behalf of the Company, we are concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR, and for convenience purposes, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 1 (against the Registration Statement filed on November 4, 2008).

For your convenience, comment 1 is repeated in bold and italicized type immediately prior to the Company’s response.

1.	We note that your chief executive officer and chief financial officer have signed this Form S-3 on behalf of the registrant in their own capacities, but that the filing has not been signed by your controller or principal accounting officer in those capacities as required by Form S-3. Please amend your filing to include the signature of your controller or principal accounting officer. If Matthew J. Hogan, the chief financial officer, is also your controller or principal accounting officer, please indicate beneath his signature that he is signing the Form S-3 in the capacity of controller or principal accounting officer. See Instructions 1 and 2 to the Signatures section of Form S-3 for further information.

Mr. Jeffrey P. Riedler

March 10, 2009

Page Two

RESPONSE:

In addition to being the Company’s Chief Financial Officer, Matthew J. Hogan is also the Company’s principal accounting officer. In response to the Staff’s comment, the Company has revised the disclosure to clarify that Mr. Hogan’s is signing the Form S-3 in his capacity as Chief Financial Officer and principal accounting officer.

* * * * *

We appreciate in advance your time and attention to this amendment. Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Sincerely,

/s/ Matthew J. Hogan
Matthew J. Hogan
Chief Financial Officer
(Principal Accounting Officer)

cc:	Ms. Laura Crotty